

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2015

Via E-mail
Mr. Jordan Starkman
Chief Executive Officer
Rimrock Gold Corp.
3651 Lindell Road
Suite D155
Las Vegas, NV 89103

> **Re:** **Rimrock Gold Corp.**
> **Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Filed December 17, 2014**
> **File No. 333-149552**

Dear Mr. Starkman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2014

General

1.   We note the disclosure throughout your filing referring to tonnages and ounces mined and tonnages and ounces of reserves on properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating near your properties and instead focus the disclosure solely on your company's property.

Item 1. Business
Operations of Tucana Exploration page 8

2.   Pursuant to the Instructions to Paragraph (b) (5) of Industry Guide 7 only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. Please revise to remove all mineral resources from your filing.

Item 2. Properties page 14

3.   Please disclose a map showing the location and access to your properties pursuant to paragraph (b) (2) of Industry Guide 7.

4.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

5.   Please fully disclose annual BLM fees and any other fees required to retain your property pursuant to paragraph (b) (2) of Industry Guide 7.

6.   Please expand your disclosure concerning the exploration plans for your property as required by paragraph (b) (4) (i) of Industry Guide 7. The exploration plan should address the following points:

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Steve Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have any questions regarding the engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining